

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

November 13, 2017

Via E-mail
Marcine Renkenberger
Manager
GNMAG Asset Backed Securitizations, LLC
The Empire State Building
350 Fifth Avenue, 59th Floor
New York, NY 10118

> **Re: GNMAG Asset Backed Securitizations, LLC**
> **Registration Statement on Form SF-3**
> **Filed October 17, 2017**
> **File No. 333-220994**

Dear Ms. Renkenberger:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that you will make any necessary revisions to your transaction documents to be consistent with any revisions to your form of prospectus in response to our comments below.

Registration Statement Cover

2. We note your statement in footnote 2 to the Calculation of Registration Fee table that you are registering an unspecified "additional" amount of securities. It is unclear what this unspecified amount would be in addition to. Please revise to clarify.

Form of Prospectus

The Trust and the Trust Assets

Agency Securities; Ginnie Mae Certificates, page 31

3. We note that your prospectus and transaction documents do not include a dispute resolution provision as required by General Instruction I.B.1(c) of Form SF-3. We do note, however, that you include a dispute resolution provision in Section 10.03 of the Trust Agreement filed as Exhibit 4.1. We also note your statements on page 32 and elsewhere throughout the prospectus that neither the sponsor nor the depositor will have a repurchase obligation with respect to the agency securities. If you do not intend to include the dispute resolution provision, please tell us why a repurchase obligation is not necessary for offerings of these assets and revise your Trust Agreement as necessary. If you do intend to include the dispute resolution provision, please revise your prospectus where appropriate to disclose the terms of the provision.

4. We also note your statements on page 32 and elsewhere throughout the prospectus that the sponsor and depositor will make limited representations and warranties at the time of conveyance of the agency securities to the respective entities. We are unable, however, to locate disclosure summarizing these representations and warranties and any remedies available if those representations and warranties are breached. See Item 1111(e)(1) of Regulation AB.

Asset-Level Data About the Agency Securities, page 34

5. It is unclear why you have included the disclosure in this section in brackets. Since the compliance date on November 23, 2016, asset-level data for resecuritizations of RMBS is required to be filed as an exhibit to Form ABS-EE at the time that both the preliminary and final prospectuses are filed, as well as on an ongoing basis at the time of the Form 10-D filing. Please revise to remove the brackets and confirm that you will provide the asset-level data as required by Item 6 of Schedule AL. Refer to Item 1125 and Item 1111(h) of Regulation AB.

6. We note your statement on page 34 that "[t]he asset-level data file contains detailed information for each agency security about its [_____]." It is unclear what this bracketed blank represents. Please revise as necessary to clarify what information you intend to include in your prospectuses.

7. We note your disclosure on page 32 under the heading "The Underlying Mortgage Loans" that the depositor and sponsor "will have only very limited access to any information or data regarding the specific mortgage loans underlying the agency securities included in the trust." Additionally, we note your statement on page 42 under the heading "Static Pool Information" that you "do not have access to loan-level

information with respect to the mortgage loans underlying the agency securities…." These statements appear to conflict with your disclosure indicating that you intend to comply with the requirement to provide asset-level information on Form ABS-EE. Please revise your prospectus as necessary to clarify that you will provide all of the asset-level data as required by Item 6 of Schedule AL. Refer to Item 1125 and Item 1111(h) of Regulation AB.

Administration of the Trust

The Trustee, page 35

8. We note your bracketed disclosure that you intend to provide information regarding the trustee to the extent required under Item 1109(b)-(f) of Regulation AB. Please note that Item 1109 only includes paragraphs (a) and (b); there are no paragraphs (c)-(f). Please revise.

The Issuing Entity, page 40

9. Please revise to indicate that you will disclose the market price of the securities and the basis on which the market price was determined. See Item 1107(h)(i) of Regulation AB.

The Sellers, page 41

10. We note your statements throughout the prospectus that neither the sponsor nor the depositor will have a repurchase obligation with respect to the agency securities. Please tell us whether the sellers will have an obligation to repurchase or replace assets for a breach of a representation or warranty. See Item 1110(c) of Regulation AB.

Static Pool Information, page 42

11. We note your bracketed disclosure that you intend to provide static pool information in Annex A. Please revise your prospectus to include a form of Annex A to illustrate what information you intend to provide. Refer to Item 1105(a) of Regulation AB.

12. We note your disclosure that the asset pool may include delinquent agency securities. Please revise your prospectus as necessary to indicate that you will disclose delinquency and loss information for the agency securities at the time of the prospectus. See Item 1111(c) of Regulation AB.

13. Please also confirm that, if delinquent agency securities are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

The Certificates, page 42

14. We are unable to locate disclosure about any provisions in the transaction agreements governing the modification of the terms of the agency securities, including how such modification may affect the cash flows from the agency securities. Please revise. Refer to Item 1111(e)(2) of Regulation AB.

Book-Entry Registration, page 56

15. We note your disclosure that "certificateholders" of the certificates will be Cede & Co., as nominee of DTC and that certificate owners are only permitted to exercise their rights indirectly through DTC. Please revise your prospectus and the relevant transaction documents throughout as necessary to clarify that, for purposes of the asset representations review and certificateholder communication shelf-eligibility requirements under General Instructions I.B.1(b) and (d) of Form SF-3, a "certificateholder" is the beneficial owner of the certificate, rather than Cede & Co. or DTC.

The Trust Agreement

The Asset Representations Review Agreement, page 71

16. We note your disclosure that the delinquency trigger will occur if "[any] of the agency securities is more than 60 days delinquent…" and your explanation that you established the trigger by "considering the strength of the Ginnie Mae guaranty…and the consistent on-time payment history of amounts due on the agency securities." Please revise the description of how the trigger was determined to be appropriate to indicate that you will include a comparison of the delinquency trigger against the delinquencies disclosed for prior securitized pools, when applicable. See Section V.B.3(a)(2)(c)(i)(a) of Asset-Backed Securities Disclosure and Registration, Release No. 33-9638 (the "Regulation AB 2 Adopting Release").

17. Additionally, the use of brackets around the word "any" indicates that you may revise the trigger to require a threshold of multiple delinquency agency securities. Please revise your prospectus as necessary to indicate that you will revise the description of how the trigger was determined to be appropriate in the event that you change the delinquency trigger.

18. Please revise your disclosure to state that the review will be performed on each receivable that is 60 days or more delinquent (rather than on each receivable that is "more than 60 days delinquent"), as required by the shelf-eligibility provisions of Form SF-3. Refer to General Instruction I.B.1(b)(D) of Form SF-3.

19. We note your disclosure on page 72 that the sponsor "considers an Agency Security more than 60 days delinquent for purposes of determining the occurrence of the delinquency

trigger when the applicable Ginnie Mae Certificate Issuer fails to make a contractual payment by the related contractual due date and Ginnie Mae fails to fulfill its obligations under the guaranty within 60 days following the contractual due date…." Please tell us if this methodology for determining that an agency security is delinquent for purposes of the asset representations review delinquency trigger differs from the methodology for determining that an asset is delinquent generally (e.g., for purposes of delinquency reporting in ongoing distribution reports to investors).

Asset Representations Review Procedures, page 72

20. We note your statement that "[i]f any delinquency trigger agency securities is [*sic*] paid in full or repurchased from the issuing entity" before the asset representations reviewer has delivered its report, the reviewer will terminate all testing with respect to that agency security. As noted in comment 10 above, however, we note your disclosure throughout the prospectus that neither the sponsor nor the depositor will have a repurchase obligation. Please advise or revise your prospectus as necessary to be consistent regarding the existence of repurchase obligations.

The Trustee, page 75

21. Please provide a placeholder to describe the extent to which the trustee has had prior experience serving as a trustee for asset-backed securities transactions involving similar pool assets. Refer to Item 1109(a)(2) of Regulation AB.

22. We note that the trustee will be regarded as servicer of the trust for purposes of Item 1101(j) of Regulation AB. Please revise your prospectus to provide a placeholder to describe the trustee's prior experience acting as servicer for transactions involving similar pool assets, including information regarding the size, composition and growth of the servicer's portfolio of serviced assets of the type included in the current transaction. See Item 1108(b)(2) of Regulation AB.

23. Please confirm that, for the trustee acting as servicer as contemplated by your form of prospectus, you will provide information regarding the trustee's financial condition to the extent that there is a material risk that the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on pool performance or performance of the certificated. See Item 1108(b)(4) of Regulation AB.

Part II – Information Not Required in Prospectus

Item 15. Undertakings, page 122

24. Please revise the undertaking under Item 512(a)(5)(iii)(A) of Regulation S-K to include the reference to Securities Act Rule 424(h).

25. Please revise to remove the undertaking under Item 512(i) of Regulation S-K. Registrants offering asset-backed securities on Form SF-3 must now rely only on Securities Act Rule 430D. Refer to Section V.B.1(a)(3)(b) of the Regulation AB 2 Adopting Release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 if you have questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Ralph R. Mazzeo, Esq., Dechert LLP
        Linda Ann Bartosch, Esq., Dechert LLP